11020767

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section RECEIVED MAR 15 2011 Wash. D.C. 21

SEC FILE NUMBER
8-66916

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YYYY) AND ENDING 12/31/2010 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Zecco Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35 N Lake Avenue., Suite 500
(No. and Street)

Pasadena	California	91101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Chiodo — (626) 529-7072
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name — *if individual, state last, first, middle name*)

One Market - Spear Tower, Suite 1100	San Francisco	California	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AB 3/21
KH 3/25

OATH OR AFFIRMATION

STATE OF: **California**
)ss.
COUNTY OF: **Los Angeles**

I, Michael J. Chiodo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Zecco Trading, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me this 9 day of March 2011 by Michael J. Chiodo, personally known to me or proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Signature of Notary

TANYA DECUIR
Commission # 1893815
Notary Public - California
Los Angeles County
My Comm. Expires Jun 26, 2014

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (a) Statement of Financial Condition.
- [x] (a) Statement of Operations.
- [x] (a) Statement of Cash Flows
- [x] (a) Statement of Changes in Stockholder's Equity.
- [x] (a) Statement of Changes in Subordinated Borrowings.
- [x] (a) Computation of Net Capital.
- [ ] (a) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (a) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (a) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- [ ] (a) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (a) An Oath or Affirmation.
- [ ] (a) A Copy of the SIPC Supplemental Report.
- [ ] (a) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Zecco Trading, Inc.

Financial Statements
(and supplemental information)
Year Ended December 31, 2010

The report accompanying these financial statements was issued by BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.

BDO

Zecco Trading, Inc.

Financial Statements
(and supplemental information)
Year Ended December 31, 2010

Zecco Trading, Inc.

Contents

BDO

Tel: 415-397-7900
Fax: 415-397-2161
www.bdo.com

One Market, Suite 1100
Spear Tower
San Francisco, CA 94105

Independent Auditors' Report

Board of Directors
Zecco Trading, Inc.
Pasadena, California

We have audited the accompanying statement of financial condition of Zecco Trading, Inc. as of December 31, 2010, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zecco Trading, Inc. at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As more fully described in Note 2, the beginning balance of additional paid in capital and accumulated deficit has been restated to correct an understatement of stock compensation expense in the prior years'.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule computation of net capital pursuant to rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO USA, LLP

March 11, 2011

Financial Statements

Zecco Trading, Inc.

Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$ 417,087
Receivable from clearing organization	1,055,692
Deposits with clearing organization	264,807
Prepaid expenses and other assets	185,881
Deposits	101,817
Fixed assets, net of accumulated depreciation	243,849
Total Assets	$ 2,269,133
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued liabilities	591,629
Payable to parent company	372,228
Total Liabilities	963,857
Commitments and Contingencies (Notes 1 and 9)	
Stockholders' Equity	
Common stock, 100,000 shares authorized, 5,684 shares issued and outstanding	56,844
Additional paid-in capital	6,530,166
Accumulated deficit	(5,281,734)
Total Stockholders' Equity	1,305,276
Total Liabilities and Stockholders' Equity	$ 2,269,133

See accompanying independent auditors' report and notes to financial statements.

Zecco Trading, Inc.

Statement of Operations
Year Ended December 31, 2010

Revenues	
Commissions and fees	$ 10,577,755
Interest and dividends	2,497,482
Other revenues	965,977
Total Revenues	14,041,214
Expenses	
Commissions and clearing charges	4,138,978
Compensation and benefits	5,383,988
Advertising costs	2,217,485
Communications	1,420,318
Occupancy	1,271,895
Outside services	143,527
Other operating expenses	205,588
Regulatory fees	209,337
Travel and entertainment	85,652
Total Expenses	15,076,768
Net Loss	$ (1,035,554)

See accompanying independent auditors' report and notes to financial statements.

Zecco Trading, Inc.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2010

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balances, December 31, 2009					
(As originally reported)	5,684	$ 56,844	$ 5,571,254	$ (3,590,592)	$ 2,037,506
Cumulative effect related to the correction of errors (Note 2)			655,588	(655,588)	-
Balances, December 31, 2009 (As restated)	5,684	56,844	6,226,842	(4,246,180)	2,037,506
Stock compensation expense			303,324		303,324
Net loss				(1,035,554)	(1,035,554)
Balances, December 31, 2010	**5,684**	**$ 56,844**	**$ 6,530,166**	**$ (5,281,734)**	**$ 1,305,276**

Statement of Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2010

Balance, December 31, 2009	$ -
Increases	-
Decreases	-
Balance, December 31, 2010	$ -

See accompanying independent auditors' report and notes to financial statements.

Zecco Trading, Inc.

Statement of Cash Flows
Year Ended December 31, 2010

Cash Flows provided by Operating Activities		
Net loss	$	(1,035,554)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		102,023
Stock-based compensation expense		303,324
Changes in operating assets and liabilities:		
Commissions receivable		(232,624)
Deposits with clearing organization		(67)
Prepaid expenses and other assets		(32,948)
Deposits		15,738
Due to clearing organization		-
Accounts payable and accrued liabilities		58,785
Payable to parent company		102,286
Net Cash used in Operating Activities		(719,037)
Cash Flows used in Investing Activities		
Capital expenditures		(56,628)
Net Cash used in Investing Activities		(56,628)
Net Decrease in Cash and Cash Equivalents		(775,665)
Cash and Cash Equivalents, beginning of year		1,192,752
Cash and Cash Equivalents, end of year	$	417,087
Supplemental Disclosures of Cash Flow Information		
Cash paid during the period for interest	$	4,206
Cash paid during the period for taxes	$	3,507
Supplemental Disclosures of Noncash Financing Information		
Non-cash financing on equipment lease	$	18,999

See accompanying independent auditors' report and notes to financial statements.

1. The Company and Its Significant Policies

The Company

Zecco Trading, Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis. The Company is a wholly-owned subsidiary of Zecco Holdings, Inc. (the “Parent”).

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may materially differ from those estimates.

Revenue Recognition

Security transactions and related commission revenue are recorded on a trade date basis.

Commissions and Clearing Costs

Commissions and the related clearing costs are recorded on a trade date basis as security transactions occur.

Cash and Cash Equivalents

Cash and cash equivalents include cash in demand accounts and highly liquid marketable securities with an original maturity of three months or less. At December 31, 2010, all cash and cash equivalents were on deposit with multiple financial institutions. At times, cash balances held at financial institutions were in excess of federally insured limits; however, the Company primarily places its temporary cash and cash equivalents with high-credit quality financial institutions. All of its non-interest bearing cash balances were fully insured at December 31, 2010 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and our non-interest bearing cash balances may again exceed federally insured limits.

Fair Value Measurement

Fair value measurement guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most

advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the Financial Accounting Standards Board Accounting Standards Codification, FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company does not own any assets or owe any liabilities that are required to be defined under the hierarchy approach at December 31, 2010.

Fixed Assets

Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets or, in the case of leasehold improvements, over the lesser of the useful life of the related asset or the lease term (generally 3-7 years).

Share Based Payments

The Company records share-based payments expense in accordance with stock compensation accounting guidance which requires nonpublic companies to estimate the calculated value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's statement of operations.

Stock compensation accounting guidance, requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

In addition, stock compensation accounting guidance requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options to be classified as financing cash flows.

The calculated value of each option award is estimated on the date of grant using a Black-Scholes option pricing model that uses assumptions including expected volatilities, expected term of options, risk-free rate and estimated dividend yield. Expected volatilities are based on historical volatility of the average of certain comparable public companies, as determined by the Company. The expected term of options granted is derived using the simplified method. The risk-free rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. These factors could change in the future, which would affect the stock-based compensation expense in future periods.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are disclosed in the financial statements for the changes in deferred tax liabilities or assets between years. State minimum franchise taxes due for the Company have been paid by the Parent.

The guidance related to Accounting for Uncertainty in Income Taxes contained in FASB ASC 740-10, clarifies the accounting for uncertainty in income taxes recognized in any entity's financial statements and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax position taken or expected to be taken on a tax return. The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than 50% likelihood of being sustained. The Company determined that there are no material income tax accounting positions that have been claimed on the Company's income tax filings that would result in an material adjustment, if the Company were to be audited by taxing authorities.

Concentration of Credit Risk

The Company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Interest and Dividends

The Company maintains its customer balances at its clearing broker dealer. Through its clearing firm its customers are able to maintain margin loans in their accounts with the underlying marketable securities providing collateral for these loans. These loans are maintained in compliance with applicable securities rules and regulations. The Company shares these net revenues with its clearing firm and the interest charged on these margin loans, less the cost of funds, is the primary source interest earnings for the Company. Net interest is accrued for the month earned and paid by our clearing firm in the following month. The Company has no dividend earnings.

Clearing Firm Concentration Risk

The Company is an introducing broker. An introducing broker is a broker-dealer that contracts with a clearing firm to handle the execution and settlement of orders that the introducing firm receives from its clients or its own trading desk to buy and sell securities. The Company only utilizes Penson Financial Services, Inc. ("Penson"), to handle the execution and settlement of orders. The Company has a concentration risk due to the relationship with Penson. Penson utilizes two other clearing firms for overflow activity.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

2. Restatement

The Company is restating the beginning balance of additional paid in capital and accumulated deficit balance to correct prior years' errors in the recognition of stock compensation expense in accordance with ASC 840, Stock Compensation. The impact of the restatement for the periods presented in this report is to increase additional paid-in capital and accumulated deficit. As a result, the opening balances of additional paid-in capital and accumulated deficit as of December 31, 2009, are changed as follows:

Balance Sheet Changes	As Originally Reported	Change	As Restated
Additional paid-in capital	$ 5,571,254	$ 655,588	$ 6,226,842
Accumulated deficit	$ (3,590,592)	$ (655,588)	$ (4,246,180)

The impact of this restatement to the 2009 statement of operations increased previously reported compensation and benefits expense by $285,084.

3. Receivable From the Clearing Organization

Amounts receivable from the clearing organization at December 31, 2010 consist of the following:

Commissions and fees	$	1,074,954
Clearing charges		(277,710)
Interest and dividends		249,431
Other		9,017
	$	1,055,692

4. Fixed Assets

Computer equipment	$	191,123
Software		150,165
Communications equipment		77,683
Leasehold improvements		19,824
Furniture and fixtures		2,887
		441,682
Less accumulated depreciation and amortization		(197,833)
	$	243,849

5. Payable to Parent Company/Related Party Transactions

Related Party Transactions

The Company reimburses its Parent for marketing, website hosting, website tools and content costs incurred on its behalf. Additionally, website development costs once placed in service are paid to the Parent. Marketing costs consists of all third party marketing costs incurred including direct and indirect advertising expenses. Additionally, marketing costs include reimbursement of all employee costs to operate and manage the marketing process and is classified in the statement of operations as advertising costs. Website hosting costs include third party costs to host www.zecco.com. These expenses are classified in the statement of operations as communications. The cost of website tools and content includes fees paid to third party data providers and is classified in the statement of operations as communications. Website development expenses are classified in the statement of operations as occupancy. Following is a summary of these costs for 2010 reimbursed to the Parent:

Marketing	$ 2,217,485
Website tools and content	743,641
Website development	576,984
Website hosting	106,436
Total	$ 3,644,546

The payable to parent company at December 31, 2010 consists of the following reimbursable costs incurred in December 2010 and paid in January 2011:

Marketing	$	177,095
Website tools and content		59,817
Website development		56,903
Website hosting		1,548
Other		76,865
Total	$	372,228

6. Payable on Financing Agreement

At December 31, 2010, the Company had $18,999 in payable on financing agreement that is included in the accounts payable and accrued liabilities line item on the accompanying statement of financial condition. The financing agreement was used to purchase software for a new website hosting system. This financing agreement bears interest at 14.99% per annum and calls for monthly payments of $1,715. The lender maintains a security interest in the Company's rights to use the software.

Principal maturities as of December 31, 2010 are as follows:

Years ending December 31, 2011	$	18,999
	$	18,999

7. Stock Compensation

As of December 31, 2010, Zecco International BV, the Parent, had 400,000 shares authorized for granting stock options to Zecco International BV and its subsidiaries Employees and others. 98,180 common stock options had been issued and are outstanding to employees of Zecco Trading, Inc.

The Company measures employee stock-based compensation awards using a calculated value method and records such expense in its financial statements. The calculated value of each stock option award is estimated on the date of grant using a Black-Scholes option-pricing model. The Company used the following assumptions in calculating the fair value of options granted:

Year Ended December 31,	*2010*
Weighted-average volatility	41.51%
Expected dividends	0.00%
Expected term (in years)	6.25
Weighted-average risk-free interest rate	2.62%

Stock option activity for the year ended December 31, 2010 is as follows:

	Stock Option Shares	*Weighted Average Exercise Price of Option Shares*
Balance, December 31, 2009	87,401	$ 30.93
Granted	13,627	20.89
Exercised	-	-
Forfeited	(2,848)	28.30
Expired	-	-
Balance, December 31, 2010	98,180	$ 29.55
Exercisable, December 31, 2010	56,918	$ 30.51

The weighted average calculated value of options granted to employees during the year ended December 31, 2010 was $303,324. The weighted aveage calculated value of options at the grant date was $83,862. Stock options outstanding and vested at December 31, 2010 consist of:

	Options Outstanding			Options Vested	
Exercise Prices December 31, 2010	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 20.89	13,441	3.84	$ 20.89	1,036	$ 20.89
26.49	245	1.41	26.49	162	26.49
27.33	5,653		27.33	5,647	27.33
27.74	276	1.67	27.74	164	27.74
29.10	1,175	0.49	29.10	1,048	29.10
30.91	22,568	1.32	30.91	16,859	30.91
30.94	28,315	1.05	30.94	21,158	30.94
31.83	26,414	2.38	31.83	10,805	31.83
31.86	93	2.37	31.86	39	31.86
Total	98,180		$ 29.55	56,918	$ 30.51

All stock compensation expense is reflected in the compensation and benefits expense in the statement of operations.

As of December 31, 2010, there was approximately $470,000 of total unrecognized compensation cost related to unvested stock-based compensation awards. That cost is expected to be recognized over a weighted-average period of four years. The aggregate intrinsic value of $5,313 was calculated as the difference between the exercise prices of the underlying stock option awards and the fair value of Common Stock at December 31, 2010.

8. Income Taxes

The income tax provision for the year ended December 31, 2010 is zero.

The components of the deferred tax assets net, are as follows:

Deferred tax assets	$	2,410,958
Less: valuation allowance		(2,410,958)
Total	$	-

As of December 31, 2010, the Company has a net loss carry-forward of approximately $6,113,341 that will expire in 2030 for federal purposes and 2020 for state purposes. Pursuant to Section 382 of the Internal Revenue Code, the usage of these net operating loss carry-forwards may be limited due to changes in ownership that have occurred or that may occur in the future. The company has not yet determined the impact, if any, which changes on ownership, have had on net operating loss carry-forwards. A valuation allowance has been placed against 100% of the net deferred tax asset as management has concluded it is more likely than not that the net deferred tax asset will be realized. The valuation allowance increased $198,000 from December 31, 2009 to December 31, 2010.

9. Commitments and Contingencies

Settlement of Securities Transactions

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. The Company's customer transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The exposure to credit risk associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. The Company incurred losses of approximately $58,460 during the year from activity in its customer's accounts included in other operating expenses. At December 31, 2010, the Company was not responsible for any unsecured debits and did not have any open positions in its proprietary accounts.

Operating Leases

The Company leases its offices under long-term operating leases. Under these leases, the Company pays taxes, insurance, and maintenance expenses. Rent expense for 2010 was $451,504. Future minimum lease commitments under these non-cancelable operating leases are as follows:

Year Ending December 31,		
2011	$	292,364
Thereafter		-
	$	292,364

10. Net Capital Requirements

Under Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's net capital ratio at December 31, 2010 was 1.31 to 1. The basic concept of Rule 15c3-1 is liquidity, its object is to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2010, the Company had net capital of $733,729. This was in excess of the amount required by the SEC by $669,472.

11. Subsequent Event

On January 14th 2011 the Company entered into a 68 month lease agreement for its office space. The lease has a commencement date of September 1, 2011 and has a total future rent commitment of $1,885,312. Future minimum payments under the lease agreement are as follows:

Year Ending December 31,	
2011	$ -
2012	263,339
2013	332,013
2014	373,735
2015	384,947
2016 and thereafter	531,278
	$ 1,885,312

Supplemental Information

Zecco Trading, Inc.

Supplemental Schedule
Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
Year Ended December 31, 2010

	Audited Financial Statements	FOCUS X-17A-5 Part IIA	Differences
Total stockholders' equity	$ 1,305,276	$ 1,305,276	$ (0)
Less non-allowable assets			
Receivable from clearing organization			-
Receivable from clearing organization	(40,000)	(40,000)	-
Prepaid expenses and other assets	(185,881)	(185,881)	0
Deposits	(101,817)	(101,817)	0
Fixed assets	(243,849)	(243,849)	0
Net capital before charges on security positions	733,729	733,729	0
Less charges on security positions			
Excess insurance deductible	-	-	-
Net capital	733,729	733,729	0
Less minimum net capital	(64,257)	(64,257)	(0)
Excess net capital	$ 669,472	$ 669,472	$ 0
Total aggregate indebtedness	$ 963,857	$ 963,857	$ 0
Ratio of aggregate indebtedness of net capital	1.31	1.31	-

Note: There are no significant differences between the net capital reported above and the net capital reported on form FOCUS X-17A-5 Part IIA as of December 31, 2010.

See accompanying independent auditors' report and notes to financial statements.

BDO

Tel: 415-397-7900
Fax: 415-397-2161
www.bdo.com

One Market, Suite 1100
Spear Tower
San Francisco, CA 94105

Independent Auditors' Report on Internal Controls

Board of Directors
Zecco Trading, Inc.
Pasadena, California

In planning and performing our audit of the financial statements of Zecco Trading, Inc. (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BDO

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. *A significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. We did not identify any significant deficiencies in internal controls and control activities for safeguarding securities that we consider material weaknesses.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified one deficiency in internal control that was considered a material weakness related to stock option accounting practices, and communicated it in writing to management and those charged with governance on February 23, 2011. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Zecco Trading, Inc. as of and for the year ended December 31, 2010, and this report does not affect our report thereon dated March 11, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives, as the above material weakness related to stock option accounting practices.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

San Francisco, California
March 11, 2011